SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 11-K
                                ANNUAL REPORT

                      Pursuant to Section 15(d) of the
                       Securities Exchange Act of 1934

                 For the Fiscal Year Ended December 31, 1993

                 LGS Employees' Savings and Investment Plan
                          (Full title of the Plan)

                         Citizens Utilities Company
                High Ridge Park, Stamford, Connecticut 06905
         (Name of Issuer of the securities held pursuant to the Plan and address of its principal executive office)



                                 SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has caused this Annual Report to be signed by the duly authorized undersigned.



March 31, 1994                  LGS Employees' Savings and Investment Plan
                                By:__________________________________________
                                    Frank C. Martinez, Company Representative
                                    under the LGS Employees' Savings and
                                    Investment Plan

                 LGS EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                   Index to Combined Financial Statements





                                                             Page
                                                             ----

Independent Auditors' Report                                   3

Combined Financial Statements:
      Combined Statements of Financial Condition
        as of December 31, 1993 and 1992                       4

      Combined Statements of Income and Changes
        in Participants' Equity for the
        Three Years Ended December 31, 1993                    5

      Notes to Financial Statements                           6-8

                        Independent Auditors' Report
                        ----------------------------


The LGS Employees' Savings and Investment Plan and LGS Employees' Savings and Investment Trust


We have audited the accompanying combined statements of financial condition of the LGS Employees' Savings and Investment Plan and the LGS Employees' Savings and Investment Trust as of December 31, 1993 and 1992, and the related combined statements of income and changes in participants' equity for each of the years in the three year period ended December 31, 1993. These combined financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 1993 and 1992 combined financial statements referred to above present fairly, in all material respects, the combined financial position of the LGS Employees' Savings and Investment Plan and the LGS Employees' Savings and Investment Trust as of December 31, 1993 and 1992, and the combined results of their operations for each of the years in the three year period ended December 31, 1993, in conformity with generally accepted accounting principles.




                                                        KPMG PEAT MARWICK

New Orleans, Louisiana
March 11, 1994

                 LGS EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                                     AND
                 LGS EMPLOYEES' SAVINGS AND INVESTMENT TRUST

                 COMBINED STATEMENTS OF FINANCIAL CONDITION

                         DECEMBER 31, 1993 AND 1992



ASSETS
- ------

                                                            1993          1992
                                                            ----          ----

Investment in Series B Common Stock of Citizens
  Utilities Company (0 and 64,696 shares,
  respectively) at quoted market (cost of $0
  and $1,460,256, respectively)                        $   --       1,859,997

Cash                                                       --            (968)

Due from Employer for reimbursement of expenses            --           4,857
                                                       ---------    ---------
                                                       $   --       1,863,886
                                                       =========    =========

PARTICIPANTS' EQUITY
- --------------------

Participants' equity                                   $   --       1,863,886
                                                       =========    =========

See notes to combined financial statements.

                       LGS EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                                           AND
                       LGS EMPLOYEES' SAVINGS AND INVESTMENT TRUST
            COMBINED STATEMENTS OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY
                       FOR THE THREE YEARS ENDED DECEMBER 31, 1993

                                            1993           1992         1991
                                            ----           ----         ----

Dividend income                        $      --            17            --

Interest income                               49         2,624        17,105

Participants' contributions                   --            --       836,630

Employer's contributions, net of
  forfeitures of $0, $0
  and $2,033 in 1993,
  1992 and 1991, respectively                 --            --     1,233,171

Distributions of common stock of
  Citizens Utilities Company
  (0, 91,877 and 272,532
  shares in 1993, 1992 and 1991,
  respectively) including cash
  payments in lieu of fractional
  shares of $0, $5,628 and $4,557
  in 1993, 1992 and 1991,
  respectively                                --    (3,128,343)   (7,577,368)

Net realized gain on disposition of
  common stock of Citizens Utilities
  Company                                     --       390,183     1,337,516

Unrealized appreciation of
  investments held during the year       524,801     8,642,445    15,696,791

Interest expense                              --            --      (328,811)

Transfer of allocated shares to the
  CUC 401(k) Employee Benefit Plan
  (66,242 and 1,577,498 in 1993 and
  1992, respectively)                 (2,388,736)  (44,169,944)           --
                                       ---------    ----------    ----------

Net increase (decrease) in participants'
  equity                              (1,863,886)  (38,263,018)   11,215,034

Participants' equity, beginning
  of year                              1,863,886    40,126,904    28,911,870
                                       ---------    ----------    ----------

Participants' equity, end of
  year                                 $      --     1,863,886    40,126,904
                                       =========    ==========    ==========



See notes to combined financial statements.

                 LGS EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                                     AND
                 LGS EMPLOYEES' SAVINGS AND INVESTMENT TRUST

                   NOTES TO COMBINED FINANCIAL STATEMENTS

                 FOR THE THREE YEARS ENDED DECEMBER 31, 1993




1. Summary of Significant Accounting Policies
   ------------------------------------------

   Basis of Presentation -

   At a special stockholders meeting held November 30, 1990, the stockholders of Louisiana General Services, Inc. (LGS) voted to consummate a merger, effective December 4, 1990, with Citizens Utilities Company ("CUC") (the survivor company). The merger was effected through a stock swap of .8 shares of Citizens Common Stock, Series B, for 1 share of LGS' Common Stock.

   Effective January 1, 1992, Participants in the LGS Employees' Savings and Investment Plan (the "Plan") became participants in the CUC 401(k) Employee Benefit Plan. Assets in the LGS Employees' Savings and Investment Plan consisted of CUC Series B Common Stock. On November 3, 1992, all allocated shares of Citizens Utilities Series B Common Stock (1,577,498 shares) of the Plan were transferred to the CUC 401(k) Employee Benefit Plan. Market value and cost of the shares at the date of transfer were $44,169,844 and $13,637,594, respectively.

   During 1993, 66,243 unallocated shares remaining in the Plan were allocated to the participants accounts proportionally, based on the post 1984 participants' share balances in the Plan at December 31, 1991. These shares were transferred to the CUC 401(k) Employee Benefit Plan (the CUC Plan) on June 7, 1993 and August 5, 1993. Market value and cost at the date of the transfers were $2,388,736 and $1,464,171, respectively. Since all assets of the Plan were transferred to the CUC Plan, an amendment terminating the LGS Employees' Savings and Investment Trust was executed on December 31, 1993.

   Nature of the Plan -

   The accompanying combined financial statements include the accounts of the LGS Employees' Savings and Investment Plan and the LGS Employees' Savings and Investment Trust (hereinafter collectively referred to as the Plan). All common stock transactions were recorded at market value on the date of the transactions.

   The Plan was an Employee Stock Ownership Plan (ESOP) which also met the requirements as a stock bonus plan, a Payroll Stock Ownership Plan and had features of Section 401(k) of the Internal Revenue Code. Prior to January 1, 1992, the Plan provided, among other things, that employer and employee contributions be invested through the Trustee in common stock of Citizens Utilities Company (the Company). At December 31, 1993, 1992 and 1991, the Plan participants numbered 0, 569, and 587, respectively. Substantially all assets of the Plan were invested in common stock of the Company. Unallocated investment in common stock of the Company, at cost, was $0 and $1,460,256 at December 31, 1993 and 1992, respectively.

   Prior to January 1, 1992, the Plan provided for contributions by the Company on behalf of participating employees. A participating employee could contribute up to 9% of his earnings in pre-tax contributions but not exceed the limit set by Section 401(k) of the Internal Revenue Code. Additional after-tax contributions by the participating employee up to 10% were allowed by the Plan, with a total employee maximum contribution of 17%. The Employer's matching contribution ranged from 1% to a maximum of 8% of the employees' earnings based upon the percentage contributed by the employee.

   Dividend Income -

   Dividend income represented dividends paid on shares held by the Plan net of distributions to participants electing not to reinvest dividends in the Plan. Effective January 1, 1991, the Company elected to issue stock dividends in lieu of cash dividends.

   Expenses -

   All expenses of administration of the Plan and interest expense (net of dividends received on unallocated shares and interest income) were paid by the Employer. The expense of administration included the fees and expenses of the Trustee.

   Withdrawals -

   Distributions to withdrawing participants were based on the quoted market value of each participant's equity. Withdrawals by participants prior to actual termination from the Plan were subject to certain limitations and holding period requirements.

   Forfeitures -

   If a participant's employment terminated for any reason before he had completed three years of continuous employment, the participating employee forfeited the portion of the Employer's contribution allocated to the ESOP, but remained entitled to receive the amount of employee contributions in his participant account plus all Employer contributions allocated to Section 401(k) of the Internal Revenue Code feature of the Plan. Any amounts so forfeited were applied to reduce the amount of Employer contributions to the Plan. Participating employees that completed three years of continuous service became fully vested in Employer contributions.

2.  Guaranteed ESOP Debt
    --------------------

   In March 1985, the ESOP purchased 166,667 shares of Company common stock through long-term bank loans at an interest rate equal to 86% of the bank's prime interest rate. During 1991, the Plan made the decision to pay down the debt in anticipation of a merger of the Plan with Citizens Utilities Company's 401(k) Plan. In 1991, the ESOP made additional loans of $1,422,000 at an interest rate equal to 100% of the bank's prime interest rate, which was 6.5% at December 31, 1991. This debt was guaranteed by the Company. In January of 1992, the ESOP Loan was paid in full. Interest expense on the loan was reimbursed to the Plan by the Company through an additional contribution and by dividends paid on unallocated shares.

3.  Income Taxes
    ------------

   The Plan has received a favorable determination from the Internal Revenue Service that it met the requirements of a "qualified plan", that the Trust was exempt from Federal income taxes and that Employer's contributions to the Plan were deductible for Federal income tax purposes.

   Participants paid no Federal income taxes on their tax deferred contributions, employer contributions or on any earnings on their accounts until withdrawals or distributions were made from their accounts. The transfer to the CUC Plan was not considered to be a taxable distribution.

   In April of 1993, a favorable determination letter was received from the Internal Revenue Service. This allowed the Plan's unallocated shares to be distributed to plan participants on the accounting date coincident with the date of the repayment of the ESOP Loan. The amount of unallocated shares received by each participant was in proportion to that portion of their account balances attributable to contributions made to the Plan after January 1, 1985.

4.  Net Realized Gain on Sale of Common Stock
    -----------------------------------------

   Aggregate proceeds on the sale of the Company's common stock totaled $0 and $2,002,689 during 1993 and 1992, respectively. The aggregate cost of these shares, computed using the average cost method, totalled $0 and $1,612,506 during 1993 and 1992. These sales resulted in net realized gains of $0 and $390,183 during 1993 and 1992.

5.  Unrealized Appreciation of Investments
    --------------------------------------

   The following is an analysis of unrealized appreciation of investments:

                                           1993            1992           1991
                                           ----            ----           ----
Unrealized appreciation, beginning
 of year                                 $ 399,741    24,246,010     12,740,648

Add: Appreciation of investments held
        during the year                    524,801     8,642,445     15,696,791

Less:  Appreciation on shares
       transferred to CUC Employee
       401(k) Benefit Plan                (924,542)  (30,532,350)           --
       Appreciation applicable to
       withdrawals                            --      (1,956,364)    (4,191,429)
                                         ---------     ---------      ---------

Unrealized appreciation, end of
  year                                   $    --          399,741    24,246,010
                                         =========     ==========   ===========

   At December 31, 1993, the market value of the common stock of the Company was $18.00 per share.